Angelina.Straka@viacom.com 212-975-4321	January 26, 2006

VIA EDGAR

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re:	CBS Corporation Registration Statement Withdrawal on Form S-8 File No. 333-131258

Commissioners:

                Pursuant to Rule 477 of the Securities Act of 1933, the Registrant, CBS Corporation, respectfully requests withdrawal of the registration statement on Form S-8 (Registration Statement No. 333-131258) filed by the Registrant under the Securities Act.

                The Registrant’s registration statement on Form S-8 was filed through EDGAR on January 24, 2006. The printers filing the aforementioned registration statement inadvertently filed the Form S-8 twice. No sales of securities have been made under the Form S-8. Because of this error, the Registrant requests the Commission consent to withdraw the duplicate registration statement.

                Should you have any questions concerning the request, please contact S. Darius Jannat, of Shearman & Sterling LLP at (212) 848-4928.

Sincerely,

CBS Corporation

By:	/s/ Angelina C. Straka
Angelina C. Straka Senior Vice President, Deputy General Counsel and Secretary

cc:  S. Darius Jannat